# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SUPER HI INTERNATIONAL HOLDING LTD., CIK 0001995306
CUSIP: 86803S106
Title of class of securities: Ordinary shares, par value of US$0.000005 per share
Address of issuer's principal executive offices: 1 Paya Lebar Link, #09-04,, PLQ 1 Paya Lebar, Quarter, Singapore, Singapore (U0), 408533
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002050145

## Reporting persons
- Shu Ping: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 71,561,070; sole dispositive power 0; shared dispositive power 71,561,070; aggregate amount beneficially owned 71,561,070 (11% of the class)
  Comment: The percent in row (11) is based on 650,299,000 ordinary shares outstanding as of September 2, 2025, as reported in the Issuer's Form 6-K dated September 2, 2025.
- SP NP LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 71,561,070; sole dispositive power 0; shared dispositive power 71,561,070; aggregate amount beneficially owned 71,561,070 (11% of the class)
  Comment: The percent in row (11) is based on 650,299,000 ordinary shares outstanding as of September 2, 2025, as reported in the Issuer's Form 6-K dated September 2, 2025.
- ZHANG YONG: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 208,176,319; sole dispositive power 0; shared dispositive power 208,176,319; aggregate amount beneficially owned 208,176,319 (32% of the class)
  Comment: The percent in row (11) is based on 650,299,000 ordinary shares outstanding as of September 2, 2025, as reported in the Issuer's Form 6-K dated September 2, 2025.
- ZY NP LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 208,176,319; sole dispositive power 0; shared dispositive power 208,176,319; aggregate amount beneficially owned 208,176,319 (32% of the class)
  Comment: The percent in row (11) is based on 650,299,000 ordinary shares outstanding as of September 2, 2025, as reported in the Issuer's Form 6-K dated September 2, 2025.

## Item 1. Issuer
Name of issuer: SUPER HI INTERNATIONAL HOLDING LTD.
Address of issuer's principal executive offices: 1 Paya Lebar Link, #09-04, PLQ 1 Paya Lebar, Quarter Singapore, U0, 408533. (86) 18661951778

## Item 2. Person Filing
Name of person filing:
Ping SHU

SP NP LTD

Yong ZHANG

ZY NP LTD
Address of principal business office or, if none, residence:
SHU Ping and ZHANG Yong: 1 Paya Lebar Link, #09-04, PLQ 1 Paya Lebar Quarter, Singapore

SP NP LTD and ZY NP LTD: Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands.
Citizenship: Singapore; British Virgin Islands

## Item 4. Ownership
Amount beneficially owned:
279,737,389.00

The reported securities are held as follows: (i) 42,596,202 ordinary shares held by SP NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ping SHU as reported on the initial Schedule 13G filed by Ping Shu with the SEC on January 3, 2025 (the "Initial Schedule 13G"), and (ii) 28,964,868 ordinary shares received by SP NP LTD, through the distribution in species of NP UNITED HOLDING LTD ("NP United") all the ordinary shares of the Issuer held by NP United to the shareholders of NP United in strict proportion to their respective shareholding percentages, ("Distribution in Specie by NP United Holding Ltd"), as reported in the Issuer's Form 6-K dated September 2, 2025; as well as (iii) 114,873,912 ordinary shares held by ZY NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Yong ZHANG, Ping SHU's spouse, as initially reported in the Issuer's Registration Statement on May 17, 2025; and (iv) 93,302,407 ordinary shares received by ZY NP LTD, through the Distribution in Specie by NP United, which were not reflected in the prior filings as they were previously disclaimed by Ping Shu.

In connection with the Distribution in Specie by NP United Holding Ltd, the initial Schedule 13G filed by Ping Shu with the SEC on January 3, 2025 (the "Initial Schedule 13G") was amended and restated as a Schedule 13D filed with the SEC on November 25, 2025 (the "November Schedule 13D"). In this regard, all of the 279,737,389 ordinary shares reported on this Statement, representing 43.0% of the Ordinary shares outstanding, have been under the ownership and control of Yong Zhang and/or Ping Shu at all times since the Issuer's initial registration and neither disclaims beneficial ownership of securities directly or indirectly held by their spouse. Accordingly, this Amendment No. 1 amends and restates both the Initial Schedule 13G and the November Schedule 13D.
Percent of class: 43.0%
Sole power to vote or to direct the vote: Reference is hereby made to the response to item 5 of each Reporting Person, which responses are incorporated herein by reference.
Shared power to vote or to direct the vote: Reference is hereby made to the response to item 6 of each Reporting Person, which responses are incorporated herein by reference.
Sole power to dispose or to direct the disposition: Reference is hereby made to the response to item 7 of each Reporting Person, which responses are incorporated herein by reference.
Shared power to dispose or to direct the disposition: Reference is hereby made to the response to item 8 of each Reporting Person, which responses are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Shu Ping: /s/ Ping SHU, Ping SHU (02/03/2026)
- SP NP LTD: /s/ Ping SHU, Ping SHU (02/03/2026)
- ZHANG YONG: /s/ Yong ZHANG, Yong ZHANG (02/03/2026)
- ZY NP LTD: /s/ Yong ZHANG, Yong ZHANG (02/03/2026)
Comment: 99.1 Joint Filing Agreement